U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC File Number 000-54658

CUSIP Number 559078 209

NOTICE OF LATE FILING

(Check One):

[ X ] Form 10-K     [  ]  Form 11-K     [  ] Form 20-F     [  ] Form 10-Q     [  ] Form N-SAR

For Period Ended: December 31, 2019

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

Part I--Registrant Information

Full Name of Registrant:           MAGELLAN GOLD CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

2010A Harbison Dr., #312, Vacaville, CA 95687

Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed.   (Check box if appropriate)

(a)	[ ]	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	[X]	The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	[ ]	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K (the “Annual Report”) for the year ended December 31, 2019 could not be filed in a timely manner without unreasonable effort and expense. The Registrant requires additional time to review and prepare certain information for its audited financial statements, following delays caused by the COVID-19 pandemic and related audit field work completion challenges. The Registrant expects to file the Annual Report within the time period permitted by SEC Rule 12b-25.

Part IV--Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Clifford L. Neuman, P.C.

6800 N. 79th St., Ste. 200

Niwot, Colorado 80503

(303) 449-2100

(2)	Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [  ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes   [X] No

If so; attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MAGELLAN GOLD CORPORATION

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2020	By: /s/ John Power
John Power, CFO

2